AMERICAN STOCK EXCHANGE LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

June 9, 2008

The American Stock Exchange LLC (the “Exchange” or “Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Galaxy Energy Corporation

Common Stock, $0.001 Par Value

Commission File Number – 001-32682

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(i) of the Amex Company Guide (the “Company Guide”) which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported net losses in two out of its three most recent fiscal years;

(b)

Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported net losses in three out of its four most recent fiscal years;

(c)

Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported net losses in its five most recent fiscal years;

(d)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security of a company that is financially impaired;

(e)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security selling for a substantial period of time at a low price per share;

(f)

Sections 134 and 1101 of the Company Guide which require that listed issuers must comply with applicable Commission requirements with respect to the filing of reports and other documents through the Commission’s Electronic Data Gathering Analysis and Retrieval system; and

(g)

Section 704 of the Company Guide which requires listed issuers to hold meetings of its stockholders annually to elect directors and to take action on other corporate matters in accordance with its charter, by-laws and applicable state or other laws.

2.

The Common Stock (the “Common Stock”) of Galaxy Energy Corporation (the “Company” or “Galaxy”) does not qualify for continued listing for the following reasons:

(a)

The Company has incurred net losses as follows:

Years ended November 30,

Net Loss

2007

$20,020,143

2006

$26,163,107

2005

$24,876,200

2004

$9,831,104

2003

$2,579,595

2002

$1,140,000

At November 30, 2007, the Company reported a stockholders’ deficit of $10,581,200.

(b)

At November 30, 2007, Galaxy reported cash of $12,542, a working capital deficit of $49,352,427 and for the fiscal year ended November 30, 2007, had used approximately $4,300,000 to fund its operations.

(c)

On March 17, 2008 the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Colorado.

(d)

Via correspondence dated August 6, 2007, Galaxy was notified that based on the Company’s low selling price over the previous six month period, Staff determined a reverse stock split to be an appropriate course of action.  Galaxy was notified that if a reverse stock split was not completed within a reasonable period of time after this notification, the Exchange may consider suspending dealings in, or removing from the list, the Company’s Common Stock.  As of June 6, 2008 the Company’s Common Stock closed at $0.03 per share and, to date, the Company has not taken sufficient action towards completing a reverse stock split.

(e)

Galaxy failed to timely file its Form 10-K for the fiscal year ended November 30, 2007 (the “November Form 10-K”)1 and its Form 10-Q for the period ended February 29, 2008.

(f)

Galaxy failed to hold an annual meeting of its stockholders within twelve months following the fiscal year ended November 30, 2006.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On May 22, 2007, the Company was notified by the Amex that following a review of its annual report on Form 10-Q for the period ended February 28, 2007, Galaxy was not in compliance with Section 1003(a)(iii) of the Company Guide in that it had stockholders’ equity below $6 million and net losses in its five most recent fiscal years.  In accordance with Section 1009 of the Company Guide, Galaxy was given the opportunity to submit a business plan by June 22, 2007, outlining its plan to regain compliance with the Amex’s continued listing standards.

(b)

On June 22 2007, Galaxy submitted its plan to regain compliance to the Exchange (the “Plan”).  On August 6, 2007, the Exchange notified Galaxy that it had accepted the Plan and granted the Company an extension until September 30, 2007 to regain compliance with the continued listing standards (the “Plan Period”).  In setting this truncated deadline for compliance Staff applied Section 1009(h) of the Company Guide which provides that the Exchange may truncate the continued listing evaluation and follow up procedures if a company, within 12 months of the end of a plan period, is again determined to be below the continued listing standards.  Galaxy was previously notified of its non-compliance with Section 1003(a)(iv) of the Company Guide by letter dated April 25, 2006 and was below the continued listing standards for approximately 3 months, ultimately regaining compliance on August 3, 2006.  Staff examined the two incidents of non-compliance and determined that both were related to the Company’s continuous weak financial condition and substantial operating and net losses.

Staff’s August 6, 2007 letter also notified the Company that based on its Form 10-Q for the period ended May 31, 2007 the Company was also not in compliance with certain additional continued listing standards.  Specifically, Galaxy was notified that it was not in compliance with Sections 1003(a)(i) and 1003(a)(ii) of the Company Guide in that it had stockholders’ equity below $2 million and net in two out of its three most recent fiscal years; and stockholders’ equity below $4 million and net losses in three out of its four most recent fiscal years.  Additionally, Galaxy was notified that based on the Company’s low selling price over the previous six month period, Staff determined a reverse stock split to be an appropriate course of action.  Galaxy was notified that if a reverse stock split was not completed within a reasonable period of time, the Exchange may consider suspending dealings in, or removing from the list, the Company’s Common Stock.

(c)

Subsequently, Staff notified representatives of Galaxy via correspondence dated October 15, 2007 that the Exchange had determined to grant the Company an additional extension to its Plan Period, until December 31, 2007 (the “Revised Plan Period”).

(d)

Galaxy failed to regain compliance by the end of the Revised Plan Period.  Consequently, via correspondence dated February 7, 2008 Staff notified Galaxy that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  Staff’s decision was based on the fact that Galaxy failed to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by the end of the Revised Plan Period.  Furthermore, notwithstanding Staff’s notification to Galaxy that it had determined a reverse stock split to be an appropriate course of action, the Company failed to complete a reverse stock split, or make significant progress in completing such action.  Furthermore, Staff notified the Company that in addition to its already outstanding compliance issues, Galaxy was also not in compliance with Section 1003(a)(iv) of the Company Guide in that it was financially impaired.  The Exchange’s letter dated February 7, 2008 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by February 14, 2008.

(e)

On February 11, 2008, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.  A hearing before the Panel was scheduled for April 8, 2008.

(f)

On March 17, 2008, Staff notified Galaxy that because it failed to timely file its November Form 10-K, the Company had triggered additional non-compliance pursuant to Sections 134 and 1101 of the Company Guide.  Galaxy was notified that it would be expected to address this additional instance of non-compliance at its April 8, 2008 hearing.

(g)

On April 8, 2008, a hearing, at which the Company was present, was conducted before the Panel.  By letter dated April 11, 2008, the Exchange notified Galaxy of the Panel’s decision to deny the Company’s appeal for continued listing of its Securities on the Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(h)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period and had not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Marc E. Bruner, President and Chief Executive Officer of Galaxy Energy Corporation.

/s/

Dennis J. Meekins

Vice President, Listing Qualifications

American Stock Exchange LLC

Footnotes

1 Subsequently, on May 1, 2008 Galaxy completed the filing of the November Form 10-K.